August 26, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jane Park and Mr. Jason Drory

Re:	Wave Sync Corp.
Form 10-K filed May 24, 2022
Form 10-Q filed July 6, 2022
Correspondence filed July 15, 2022
File No. 001-34113

Dear Ms. Jane Park and Mr. Jason Drory:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 27, 2022 (the “Comment Letter”) relating to the annual report on Form 10-K and From 10-Q, which was submitted to the Commission by Wave Sync Corp. (the “Company” or “we”) on May 24, 2022 and July 6, 2022, respectively.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We intend to file an amendment to the annual report on Form 10-K/A and the quarterly report on Form 10-Q (collectively the “Amendment”) as set forth in the response below should the Staff is satisfied with or has no further comments to the responses and proposed Amendment.

Form 10-Q filed July 6, 2022

Results of Operations, page 9

1.	Please expand your disclosures to provide a substantive and informative explanation of the reported increases in revenue and cost of revenues. Disaggregate facility rental income from food and beverage income. Disclose how many days in the period that the facilities were rented so that readers can assess capacity utilization. Disclose the terms of your rental agreements for the industrial properties. Disclose any known seasonal, competitive, regulatory, or economic factors that impact the rental rates you are able to charge. Quantify the material components of cost of revenues such as facility operating costs, utilities, insurance, taxes, wages, maintenance, etc. Fully explain the specific activities you performed to generate the reported digital mining operations revenue. Disclose the normal time period required to generate revenue in these transactions, the number of employees involved, any related party transactions, the volume of bitcoin sold, and the average price received. Disclose whether the revenue amount is equal to the cash proceeds received. If not, disclose how you valued the transaction and the material uncertainties impacting that valuation. Disclose the components of the corresponding cost of revenue component. Define the term "USDT" as it is used in your filing. We may have further comment.

Response:	Pursuant to Staff’s comment, we propose to revise the disclosures in the Form 10-Q by including the following language to the Revenue and Cost of Revenue sections to the Results of Operation - Fiscal Quarters Ended March 31, 2022 and 2021 to replace the corresponding language in such sections:

Revenue

	Three months ended March 31, 2022	Three months ended March 31, 2021
Revenue	$789,348	$-
Cost of revenue	228,637	-
	$560,711	$-

There was no revenue for the three months ended March 31, 2021, as the Company has ceased its active business operations since the year of 2019.

	Three months ended March 31, 2022	% of the total revenue
Rental	$261,430	33.1%
Membership fees	134,944	17.1%
Food and beverage	126,474	16.0%
Selling of Bitcoins	266,500	33.8%
Total revenue	$789,348	100.0%

For the three months ended March 31, 2022, our revenues were $522,848, representing revenue following the completion of Center Florence’s acquisition on December 1, 2021, reflecting a stable revenue from recreational facilities and industrial properties, which included rental income of $261,430 (33.1% of the total revenue), membership fees of clubhouse and recreational center and golf of $134,944 (17.1% of the total revenue), and income of $126,474 (16.0% of the total revenue) from the food and beverage served in the clubhouse and recreational center. The remaining revenue of $266,500 (33.8% of the total revenue) was generated by one of our subsidiaries, NY Tech Capital Inc., from selling Bitcoins during the three-month period ended March 31, 2022.

Rental income

The rental income for the three-month period ended March 31, 2022 was generated from the leasing of industrial premises for $40,518 and the recreation center for $220,912, which were fully rented for the entire fiscal quarter of 90 days.

Membership fees and golf income

Membership fees and golf income for the three months ending March 31, 2022, respectively, were $83,215 and $51,729, or 56.7% and 20% of the total capacity. In addition, the clubhouse and recreational center do not provide the service of overnight stays.

Food and beverage revenue for the three months ending March 31, 2022, was $126,474, which is typical for the first quarter since it is a slow season of the year.

Selling of Bitcoins

For the three months ended March 31, 2022, the digital mining operation for three months had generated 5.7866633 BTC, which was net off of 10% management fee of 0.6429626 BTC under the hosting agreement. We sold a total of 5.887628 BTC, with an average selling price of $45,264.41 per BTC, to generate revenue of $266,500 from the sales of proceeds of Bitcoins (BTC) in form of USDT, which is stablecoin, pegged to US Dollar and valued at $1 per USDT, which was 33.8% of the total revenue.

Cost of revenue

	Three months ended March 31, 2022	% of the total revenue
Food and beverage	$54,258	23.7%
Digital mining
- Depreciation	82,911	36.3%
- Electricity	91,468	40.0%
Total cost of revenue	$228,637	100.0%

For the three months ended March 31, 2022, our cost of revenue was $54,258, representing the cost of revenue after the completion of the acquisition of Center Florence on December 1, 2021, consisting of costs of food and beverage consumed by members and customers in the recreational facilities, which was 23.7% of the total cost of revenue.

For the three months ended March 31, 2022, the cost of digital mining operation revenue was $174,379, representing 76.3% of the total cost of revenue, which included deprecation of mining machines in the amount of $82,911 and electricity charges for digital mining in the amount of $91,468.

Tether (USDT) is an asset-backed cryptocurrency stablecoin pegged to the US dollar, which is currently one of the most popular stablecoins in the market. USDT is backed 100% by actual assets in the Tether platform's reserve account. Each unit of USDT has a monetary value of US$1.

Liquidity, page 11

2.	Please provide a disclosure that fully explains the digital mining equipment increase reflected on page F-18. Given its materiality to your liquidity, describe the equipment, disclose its location, disclose whether it has been placed into service, disclose the intended use as well as expected costs of operation. Identify any related parties involved in these asset acquisitions.

Response:	Pursuant to Staff’s comment, we propose to revise the disclosures in the Form 10-Q by including the following language to the Cash flows from investing activities section to the Liquidity and Capital Resources to replace the corresponding language in such section:

Cash flows from investing activities

For the three months ended March 31, 2022, the Company had some investing activities, including purchasing mining equipment in the amount of $1,918,350 from an unrelated third party and making investments in intangible assets, which was the digital mining cost of $66,556.

The newly purchased mining equipment consisted of 350 units of mining machines (Model AVALON MINER1246) for BTC mining purposes, which were delivered to Ohio in April 2022 and have been operated by an unrelated third party under a hosting agreement for BTC mining. Total operating costs are expected to be $2,500 per day and earnings from BTC mining are expected to be between 0.085 to 0.105 BTC per day.

Statements of Operations, page F-2

3.	Based on your disclosures on page 9, it does not appear that you have allocated depreciation and amortization expense to Cost of Revenue. Please either make an allocation or change the account description and delete the Gross Profit line item. See SAB 11:B.

Response:	Pursuant to Staff’s comment, we propose to revise the disclosures in the Form 10-Q by including the following as the Consolidated Statements of Operations and Comprehensive Loss for the Fiscal Quarters Ended March 31, 2021 and 2020 to replace the original Consolidated Statements of Operations and Comprehensive Loss in such section:

	Three months Ended March 31, 2022	Three months Ended March 31, 2021
	(Unaudited)	(Unaudited)
Revenue	$789,348	$-

Costs and Operating expenses
Cost of revenue (exclusive of items shown separate below)	228,673	-
General and administrative expenses	540,670	10,723
Depreciation and amortization	117,361
Financial expenses	49,497	280
Total Costs and Operating expenses	936,201	11,003
Loss from operations	(146,817)	(11,003)

Other income (expenses)
Interest income	2,644	-
Interest expense	(18,096)	-
Other income	22	-
Total other (expenses) income, net	(15,430)	-

Loss before income tax expenses	(162,247)	(11,003)
Income tax expenses	-	-
Net loss	$(162,247)	$(11,003)
Other comprehensive loss
Foreign currency translation (loss) gain	-	-
Comprehensive loss	$(162,247)	$(11,003)

Weighted average number of shares, basic and diluted	17,465,992	4,205,543 *
Basic and diluted loss per share	$(0.00929)	$(0.00262)

Form 10-K filed May 24, 2022 and Correspondence filed July 15, 2022

Note 3, page F-18

4.	It remains unclear whether there is an objective basis to value the stock issued in the November 2021 transaction at an amount materially different from the price received in cash in the July 2021 third-party stock sale. In this regard, we note that the Registrant had no substantive operations prior to the November 2021 transaction and that there were no observable factors that could reasonably support your conclusion that the stock value increased from $.50/share to $4/share during that period. We further note that the negotiations leading to the November 2021 acquisition appear to have commenced in April 2021 based on the disclosures on page F-11 of the 10-K. ASC 820-10-05-1c specifically states that the fair value estimation must maximize the use of relevant observable inputs. Please revise to fully comply with the guidance in the ASC.

Response:	We acknowledged Staff’s comment and respectfully submit that since their appointment in February 2021, the management has been operating the Company as per the market standards. The stock price on an inactive market may not accurately represent the value of the Company, thus attention should be paid to the Company's prospects instead. Thus, the management projection, which is based on Level 3 unobservable inputs obtained from market data at that moment, accurately reflected the value of the Company.

Note 10, page F-22

5.	We note the substantial losses incurred by your investees. Please tell us whether either investee has sold any of its own equity securities since June 2021, and if so, how the stock price in those transactions compare to the stock price you paid.

Response:	We acknowledged Staff’s comment and respectfully submit that after June 2021, the investees had issued shares and convertible notes, and the prices of the newly issued shares were not less than the stock price we paid.

Note 15, page F-24

6.	Please revise the first line of your statutory tax rate reconciliation to quantify the tax benefit derived by multiplying your domestic federal statutory tax rate by your pre-tax loss. Complete the other line items in the reconciliation including the impact of state income taxes. See ASC 740-10-50-12.

Response:	Pursuant to Staff’s comment, we propose to revise the disclosures in the Form 10-K by including the following reconciliation of the difference between the actual (benefit) provision for income taxes and the (benefit) provision computed by applying the federal statutory rate on income before income taxes from continuing operations. The following table will be added to the revised Footnote Note 15 Taxation – a) Corporate Income taxes:

	2021	2020
	(Unaudited)	(Unaudited)
Tax at federal statutory rate	$(440,075)	$(11,835)
Foreign rate differential	-	-
Others	-	-
Valuation allowance	440,075	11,835
Total provision (benefit) for income taxes	$-	$-

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jiang Hui
Name:	Jiang Hui
Chief Executive Officer

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